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                                  EXHIBIT 11

                         SI DIAMOND TECHNOLOGY, INC.

                    COMPUTATION OF (LOSS) PER COMMON SHARE


                                                  Year ended December 31,
                                               -----------------------------
                                                   1996             1995
                                               ----------        -----------
Computation of (loss) per common share:

Net loss applicable to common stockholders     $(15,409,715)   $(14,389,856)

Weighted average number of common shares
 outstanding                                     11,864,672       9,479,610

Net Loss per common share                      $      (1.30)   $      (1.52)


Computation of (loss) per common share
 assuming full dilution:

 No calculation of loss per common share assuming full dilution is submitted because such computation results in an antidilutive loss per common share.